Sam Gilliam returns (28.9% SSA*)

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to rluu

Hey Rebecca,

We're extremely excited to announce our brand new Sam Gilliam offering, our first new painting from the artist in over a year.

It's a prime example of his Slice paintings from the late 1960s and early 1970s.

It has a 28.9% similar sales appreciation*, while Gilliam has 26.8% record price growth ('96-'23).

Want in on Gilliam? Check out our offering here and view Offering Circular below.

39% SOLD OUT

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

* Masterworks has completed 22 exits across their over 400 offerings to date with illustrative total net returns of 20.3%, 31.7%, and 32.6%.

View offering circular here at sec.gov.

Record Price Appreciation reflects the frequency at which a new record hammer price at auction is achieved by the artist which can be indicative of the artist's market momentum and growth rate. The applicable time period for which we calculate Record Price Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date for which a record price exists prior to the qualification of an applicable offering that the Masterworks public sale database has been updated.

Selected similar sales provide an estimate of the historical appreciation rate of the specific artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar works selected will include all works by the same artist believed to have features and characteristics that are similar to the subject artwork, which may include size, medium, color, composition elements, period of creation and other features. The applicable time period for which we calculate Selected Similar Sale Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date prior to the qualification of an applicable offering that the Masterworks public sale database has been updated. Although the artworks selected for inclusion in the set of similar works have similar characteristics to the subject artwork, each individual artwork is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that our estimate of the historical appreciation rate of an artwork is correct or predictive of future value.

"Total return" refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses in relation to the initial offering price, calculated from the offering closing date (05/29/2020) to the date the sale is consummated (08/05/2022).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.